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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)
                                       TO
                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                              OAK TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                              OAK TECHNOLOGY, INC.
                        (Name of Filing Person (Offeror))

                      ------------------------------------

               OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE,
                     GRANTED TO ELIGIBLE EMPLOYEES UNDER THE
                   OAK TECHNOLOGY, INC. 1994 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    671802106
                (CUSIP Number of Underlying Class of Securities)

                      ------------------------------------

                                 DAVID J. POWER
                         VICE PRESIDENT, GENERAL COUNSEL
                              OAK TECHNOLOGY, INC.
                                 139 KIFER COURT
                               SUNNYVALE, CA 94086
                                 (408) 737-0888
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)
                      ------------------------------------
                                 With a copy to:

                               JOHN L. EISEL, ESQ.
                              CHARLES C. KIM, ESQ.
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                                CHICAGO, IL 60606
                                 (312) 201-2000


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                           CALCULATION OF FILING FEE

          TRANSACTION VALUE*                          AMOUNT OF FILING FEE
---------------------------------------    ------------------------------------
             $10,318,205                                   $2,064

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 808,080 shares of common stock of Oak Technology, Inc., having an aggregate value of $10,318,205 as of August 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        $2,064
     Form or Registration No.:      Schedule TO
     Filing party:                  Oak Technology, Inc.
     Date filed:                    August 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO, as amended (the "Schedule TO") filed by Oak Technology, Inc., a Delaware corporation, with the Securities and Exchange Commission on August 15, 2001, to report the results of our offer to exchange certain options to purchase shares of our common stock, $.001 par value ("Common Stock"), held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of issuance, upon the terms and subject to the conditions in the Offer to Exchange dated August 15, 2001 (as amended and supplemented, the "Offer to Exchange"), and in the related Acceptance Letter (as amended, the "Acceptance Letter"), which collectively constitute the "Offer."


Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 11:59 P.M., Pacific daylight savings time, on September 13, 2001. Pursuant to the Offer, we have accepted for exchange options to purchase 776,480 shares of our Common Stock, representing approximately 96% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 776,480 shares of our Common Stock in exchange for such tendered options. We have sent to each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(11) as previously filed, confirming the acceptance and cancellation of their tendered options and indicating the number of shares of Common Stock that will be subject to the options that will be granted to such holders.



                                       3
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                       OAK TECHNOLOGY, INC.


                                       /s/ DAVID J. POWER
                                       -----------------------------------
                                       David J. Power
                                       Vice President, General Counsel


Date: September 19, 2001



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